Exhibit 99.314

Nextech AR Solutions Corp. Announces Strategic Partnership with Visit Tampa Bay

Tampa Bay hosts large hybrid events including the Super Bowl LV, Wrestlemania 37, Connect
Marketplace and American Academy of Dermatology Association

VANCOUVER, B.C., Canada – May 14th, 2021 – Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29) announces the Company has been designated as a preferred vendor by Visit Tampa Bay. Through this partnership, the Company has the opportunity to connect with confirmed conferences for City of Tampa Bay.  Nextech is committed to building strategic partnerships with the world’s top destination marketing organizations and extending their reach through virtual and hybrid events.

“We are thrilled to partner with Tampa Bay” said Evan Gappelberg CEO and Director. “Nextech’s hybrid and virtual events platform keeps audiences engaged with stunning virtual conferences, trade shows, meetings and augmented reality experiences.”

“It’s imperative that we stay ahead of the curve with the changing dynamics of in-person, hybrid and virtual events,” says Santiago C. Corrada, president and CEO of Visit Tampa Bay. “As a leader with a hybrid experience platform, we are excited to have Nextech AR as a partner as we continue creating value for conference organizers, sponsors and meeting goers.”

About the Tampa Bay

The heart of Florida’s Gulf Coast beats in Tampa Bay. Visit Tampa Bay encourages adventurous travelers to unlock sun, fun and culture in Florida’s most diverse travel destination. As a not-for-profit corporation certified by Destinations International’s Destination Marketing Accreditation Program (DMAP), we work with hundreds of partners to tell the world the story of Tampa Bay.

On behalf of the Board of Nextech AR Solutions Corp.

Evan Gappelberg

CEO and Director

For further information, please contact:

investor.relations@Nextechar.com

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions however most of the Company’s revenues are derived from three e-Commerce platforms:  vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”).  VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be,” “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.